Exhibit 3.1.3E

CATHETER PRECISION, INC.

CERTIFICATE OF AMENDMENT

TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Catheter Precision, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

1. The name of the Corporation is Catheter Precision, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 14, 2018.

2. This Certificate of Amendment to Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the applicable provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware, by the Board of Directors and the stockholders of the Corporation.

3. Section 4.1 of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read in its entirety as follows:

“Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is five hundred ten million shares, consisting of five hundred million shares of Common Stock, par value $0.0001 per share (the “Common Stock”), and ten million shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).”

4. This Certificate of Amendment shall become effective on October 17, 2025 at 5:00 pm, Eastern Standard Time.

[signature page follows]

IN WITNESS WHEREOF, Catheter Precision, Inc. has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be signed by Philip Anderson, a duly authorized officer of the Corporation, on October 13, 2025.

Catheter Precision, Inc.

By:	/s/ Philip Anderson

Name:	Philip Anderson

Title:	Chief Financial Officer